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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                   REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
                        TO RULES 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

For the month of: March, 2005

Commission File Number: 000-50393

                                 NEUROCHEM INC.

                         275 Armand-Frappier Boulevard
                                 Laval, Quebec
                                    H7V 4A7

Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F.     Form 20-F [ ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                                         Yes [ ] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                                         Yes [ ] No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

                                                         Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                  SIGNATURES:

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                      NEUROCHEM INC.
March _1_, 2005

                                         By: /s/ David Skinner
                                             -----------------------------------
                                         David Skinner
                                         General Counsel and Corporate Secretary


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                                  FORM 51-102F3
                             MATERIAL CHANGE REPORT

ITEM 1   NAME AND ADDRESS OF COMPANY

         Neurochem Inc. ("Neurochem")
         275 Armand-Frappier Blvd.
         Laval, Quebec
         H7V 4A7

ITEM 2   DATE OF MATERIAL CHANGE

         February 23, 2005


ITEM 3   NEWS RELEASE

         A press release was disseminated by Canada Newswire on February 23, 2005 from Montreal, Quebec.

ITEM 4   SUMMARY OF MATERIAL CHANGE

         Neurochem announced that it has filed a short form preliminary prospectus with the Canadian securities regulators and a registration statement with the U.S. Securities and Exchange Commission in connection with an offering of its common shares (the "Offering").

ITEM 5   FULL DESCRIPTION OF MATERIAL CHANGE

         The Offering will consist of a new issue of 4,000,000 common shares of Neurochem. UBS Investment Bank will be acting as the sole book running underwriter in this Offering, and CIBC World Markets Inc., Piper Jaffray, BMO Nesbitt Burns Inc., Desjardins Securities Inc., Fortis Securities Inc. and Wells Fargo Securities will be acting as co-managers.

         The net proceeds from the Offering will be used to fund Neurochem's clinical trials of its investigational product candidates, primarily Alzhemed(TM), as well as to further complete pre-clinical and research and development programs and the balance for the marketing of Fibrillex(TM), working capital and general corporate purposes.

ITEM 6   RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

         This report is not being filed on a confidential basis.

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ITEM 7   OMITTED INFORMATION

         N/A

ITEM 8   EXECUTIVE OFFICER

         For further information, please contact Lise Hebert, Vice-President, Corporate Communications, at 450.680.4572.

ITEM 9   DATE OF REPORT

         February 28, 2005



                                       (signed) David Skinner
                                       -----------------------------------------
                                       David Skinner
                                       General Counsel and Corporate Secretary